UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bristow Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11040B 302

11040B 807

(CUSIP Number)

Christopher Pucillo

Solus Alternative Asset Management LP

410 Park Avenue, 11th Floor

New York, NY 10022

212-284-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 11040B 302 and 11040B 807	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Solus Alternative Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,515,019
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,515,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,515,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.76%*
14	TYPE OF REPORTING PERSON IA

*

The ownership percentage has been calculated based on an aggregate total of 11,235,535 shares of Common Stock (as defined below) issued and outstanding as of October 31, 2019, plus the 2,294,518 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Preferred Stock (as defined below), as if such Preferred Stock were converted on the Effective Date.

CUSIP Nos. 11040B 302 and 11040B 807	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Solus GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,515,019
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,515,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,515,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.76%*
14	TYPE OF REPORTING PERSON OO

*

The ownership percentage has been calculated based on an aggregate total of 11,235,535 shares of Common Stock issued and outstanding as of October 31, 2019, plus the 2,294,518 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Preferred Stock, as if such Preferred Stock were converted on the Effective Date.

CUSIP Nos. 11040B 302 and 11040B 807	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher Pucillo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,515,019
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,515,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,515,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.76%*
14	TYPE OF REPORTING PERSON IN

*

The ownership percentage has been calculated based on an aggregate total of 11,235,535 shares of Common Stock issued and outstanding as of October 31, 2019, plus the 2,294,518 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Preferred Stock, as if such Preferred Stock were converted on the Effective Date.

CUSIP Nos. 11040B 302 and 11040B 807	SCHEDULE 13D	Page 5 of 11

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Bristow Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3151 Briarpark Dr., Suite 700, Houston, Texas 77042.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by the following persons:

(i)	Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”);

(ii)	Solus GP LLC, a Delaware limited liability company (the “GP”); and

(iii)	Mr. Christopher Pucillo, a United States citizen (“Mr. Pucillo”).

The foregoing persons are collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Residence or business address: 410 Park Avenue, 11th Floor, New York, NY 10022.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(i)    Solus is registered as an investment advisor with the Securities and Exchange Commission (the “SEC”), which serves as the investment manager to certain investment funds and accounts advised by Solus;

(ii)    the GP serves as the general partner to Solus; and

(iii)    Mr. Pucillo serves as the managing member to the GP.

The principal business address for each of the Reporting Persons is 410 Park Avenue, 11th Floor, New York, NY 10022.

(d) – (e) During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i) Solus – Delaware;

(ii) GP – Delaware; and

(iii) Mr. Pucillo – United States of America.

CUSIP Nos. 11040B 302 and 11040B 807	SCHEDULE 13D	Page 6 of 11

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 4 below, on October 31, 2019 (the “Effective Date”), in accordance with the Plan, all outstanding obligations under the Unsecured Notes (as defined below) by the Issuer were cancelled and the indenture governing such obligations was cancelled.

Pursuant to the Plan, the holders of the Unsecured Notes, including certain affiliates of the Reporting Persons, received (i) their proportionate distribution of Common Stock and Preferred Stock, (ii) the right to participate in the Rights Offering (as defined below) and (iii) the Backstop Commitment (as defined below), including shares of Common Stock and 10.000% Series A Convertible Preferred Stock (the “Preferred Stock”) issued as the Backstop Commitment Premium (as defined below).

The shares of Common Stock and Preferred Stock issued in connection with the Rights Offering and the Backstop Commitment were purchased by the Reporting Persons or affiliates thereof for a per share purchase price of $36.37.

CUSIP Nos. 11040B 302 and 11040B 807	SCHEDULE 13D	Page 7 of 11

Item 4.	Purpose of Transaction.

The disclosure in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

On May 11, 2019, the Issuer and certain of its debtor affiliates (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Chapter 11 Cases,” and such court, the “Bankruptcy Court”). On October 4, 2019, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ Amended Joint Chapter 11 Plan of Reorganization, as modified by the Confirmation Order (the “Plan”). On the Effective Date, the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. The descriptions of the Plan and the Confirmation Order included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of the Plan and the Confirmation Order, which are incorporated by reference and filed as Exhibits A and B hereto, respectively.

On July 24, 2019, certain affiliates of the Reporting Persons entered into a backstop commitment agreement (“BCA”) with the Issuer and certain of the other holders (the “Unsecured Noteholders”) of the Issuer’s (i) 6.25% Senior Unsecured Notes due 2022 and (ii) 4.50% Convertible Notes due 2023 (collectively, the “Unsecured Notes”) as well as holders (the “Secured Noteholders” and together with the Unsecured Noteholders, the “Backstop Parties”) of the Issuer’s 8.75% Senior Secured Notes due 2023 (the “Secured Notes” and together with the Unsecured Notes, the “Old Notes”), pursuant to which the Backstop Parties agreed to backstop the rights offering for shares of Common Stock and Preferred Stock to be conducted in reliance upon the exemptions from registration provided by Section 1145 of the Bankruptcy Code and Section 4(a)(2) of the Act and/or Regulation D promulgated thereunder, as applicable (the “Rights Offering”). Pursuant to the BCA, the Backstop Parties committed to (i) exercise their respective rights to purchase their pro rata share of shares of Common Stock and Preferred Stock available to be purchased in the Rights Offering (the “Rights Offering Shares”) and (ii) backstop the aggregate Rights Offering and purchase the shares of Common Stock and/or Preferred Stock available in the Rights Offering to the extent unsubscribed (the “Backstop Commitment”). In consideration of each Backstop Party’s Backstop Commitment, each Backstop Party was entitled to receive on the Effective Date (i) the total number of Rights Offering Shares for which such Backstop Party properly subscribed, (ii) their pro rata portion of any unsubscribed portion of the Rights Offering Shares and (iii) 10% of such Backstop Party’s Backstop Commitment (in the form of shares of either Common Stock or Preferred Stock, or both, at the election of such Backstop Party) (the “Backstop Commitment Premium”).

The description of the BCA included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA, which is incorporated by reference as Exhibit C hereto.

Additionally, pursuant to the Plan, on the Effective Date, holders of an Allowed Unsecured Notes Claim, including certain affiliates of the Reporting Persons, received (a) if such holder was a 4(a)(2) Eligible Holder (as defined in the Plan), its pro rata share of (x) an unsecured equity pool and (y) rights to participate in the Rights Offering or (b) if such holder was not a 4(a)(2) Eligible Holder, either (x) its pro rata share of an unsecured equity pool and rights to participate in the Rights Offering or (y) its pro rata share of the GUC Cash Distribution Amount (as defined in the Plan).

Under the Stockholders Agreement entered into between the Issuer and certain stockholders of the Issuer named therein (the “Stockholders Agreement”), Solus is entitled to designate two members to the Issuer’s post-reorganization board of directors (the “Board”) for so long as Solus maintains beneficial ownership of at least 20% of the Issuer’s Fully Diluted Common Shares (as defined in the Stockholders Agreement) and one member for so long as Solus maintains beneficial ownership of at least 10% of the Issuer’s Fully Diluted Common Shares. In addition to the Board nomination rights granted to Solus and certain other stockholders, the Stockholders Agreement also provides for certain general rights, obligations and restrictions pertaining to the administration and management of the Issuer, including, but not limited to (i) restrictions on the authority of the Issuer to take certain actions without the written consent of a Major Holder (as defined in the Stockholders Agreement) who is a U.S. Citizen (as defined in the Stockholders Agreement) or in the case of multiple Major Holders, 50% of the Issuer’s Equity Interests (as defined in the Stockholders Agreement) owned by all of the Major Holders); (ii) restrictions on the authority of the Issuer to (a) authorize or adopt any certificate of designations relating to any class or series of preferred stock, amend the Certificate of Incorporation (as defined in the Stockholders Agreement) to increase the authorized shares of Common Stock or authorize any other class or series of equity securities, or authorize a stockholder rights plan or “poison pill”, (b) issue any equity securities of the Issuer representing more than 10% of the shares of Common Stock, excluding Common Stock and Common Stock equivalents of the Issuer representing in the aggregate not more than 10% of the outstanding shares of Common Stock issued pursuant to management incentive plans approved by the Board, (c) dissolve or liquidate the Issuer or any Significant Subsidiary (as defined in the Stockholders Agreement), (d) reincorporate or convert the Issuer into any entity other than a corporation or redomicile the Issuer into any jurisdiction other than Delaware, (e) make a material change to (1) accounting policies or procedures of the Issuer or any Significant Subsidiary unless required in accordance with GAAP (as defined in the Stockholders Agreement) or (2) tax elections of the Issuer or any of its Significant Subsidiaries, (f) enter into any transaction, arrangement, contract, agreement or other binding obligation with any Major Holder or any affiliate of any Major Holder, including any amendment or modification of any such existing transaction, arrangement, contract, agreement or other binding obligation, or (g) enter into any agreement or other binding obligation to do any of the foregoing, in each case without the affirmative vote of at least 67% of the Fully Diluted Common Shares; (iii) preemptive rights granted to stockholders with a Holder Ownership Percentage (as defined in the Stockholders Agreement) of at least 2% and Entitled Holders (as defined in the Stockholders Agreement), allowing those holders to purchase their pro rata share of any issuances or distributions of new securities by the Issuer; (iv) certain restrictions on the transfer of the Common Stock and the Preferred Stock; (v) certain informational and access rights; and (vi) drag-along and tag-along rights.

The description of the Stockholders Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is incorporated by reference and filed as Exhibit D hereto.

The Reporting Persons or affiliates thereof acquired the shares of Common Stock and Preferred Stock for investment purposes. The Reporting Persons or affiliates thereof will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities, including merger or acquisitions, and all other factors deemed relevant in determining whether additional securities, including shares of Common Stock or Preferred Stock will be acquired by the Reporting Persons or affiliates thereof or whether the Reporting Persons or affiliates thereof will dispose of some or all of such Issuer securities. At any time, additional securities, including shares of Common Stock or Preferred Stock may be acquired or some or all of such Issuer securities beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons or affiliates thereof may, at any time and from time to time, formulate other purposes, or formulate plans or proposals regarding the Issuer, the Common Stock or the Preferred Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons or affiliates thereof will take any of the actions set forth above.

CUSIP Nos. 11040B 302 and 11040B 807	SCHEDULE 13D	Page 8 of 11

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock are incorporated herein by reference. The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the aggregate number of shares of Common Stock as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on (i) 11,235,535 shares of Common Stock issued and outstanding as of the Effective Date, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 6, 2019 plus (ii) the 2,294,518 shares of Common Stock, rounded to the nearest share, beneficially owned by the Reporting Persons in connection with the Preferred Stock, as if such Preferred Stock were converted on the Effective Date.

The aggregate number of shares of Common Stock reported as beneficially by the Reporting Persons owned in connection with the Preferred Stock is based upon, with respect to both dispositive and voting power, (i) an initial liquidation preference of $48.51 divided by (ii) a conversion price of $36.37 multiplied by (iii) the aggregate number of shares of Preferred Stock held by the Reporting Persons as of the Effective Date.

The Reporting Persons may be deemed to share voting power and dispositive power with each other with respect to the shares of Common Stock held by them. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Schedule 13D, and each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13D and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Act.

(c) Except as disclosed in Item 3 of this Schedule 13D, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons.

(d) The funds or accounts managed on a discretionary basis by Solus or affiliates thereof have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.

Three accounts, all Delaware entities, have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

(e) Not applicable.

CUSIP Nos. 11040B 302 and 11040B 807	SCHEDULE 13D	Page 9 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Plan, the Confirmation Order, the BCA and the Stockholders Agreement. The descriptions of the Plan, the Confirmation Order, the BCA and the Stockholders Agreement included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of the Plan, the Confirmation Order, the BCA and the Stockholders Agreement, which are incorporated by reference and filed as Exhibits A, B, C and D hereto, respectively.

The Joint Acquisition Statement among the Reporting Persons (the “Joint Acquisition Statement”) to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit E.

CUSIP Nos. 11040B 302 and 11040B 807	SCHEDULE 13D	Page 10 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Amended Joint Plan of Reorganization, dated September 30, 2019 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 9, 2019)

Exhibit B	Order Confirming Amended Joint Plan of Reorganization, dated October 8, 2019 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 9, 2019)

Exhibit C	Backstop Commitment Agreement, dated as of July 24, 2019, among the Issuer and the commitment parties party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 26, 2019)

Exhibit D	Stockholders Agreement, dated as of October 31, 2019, by and among the Issuer and the stockholders listed therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 6, 2019)

Exhibit E	Joint Acquisition Statement

CUSIP Nos. 11040B 302 and 11040B 807	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2019

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP